SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                     -------------------------------------

                                   FORM 11-K


     (Mark One)
      (X)      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1993

      ( )      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ____________________ to ___________________

     Commission file number                       1-10720
                            ___________________________________________________



                          ILLINOIS CENTRAL CORPORATION

                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                        455 North Cityfront Plaza Drive
                         Chicago, Illinois  60611-5504
                        (Title and Address of the Plan)



                          ILLINOIS CENTRAL CORPORATION
                        455 North Cityfront Plaza Drive
                         Chicago, Illinois  60611-5504
              (Issuer and Address of Principal Executive Offices)

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    ILLINOIS CENTRAL CORPORATION
                                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN



Date:  June 28, 1994                           /s/ Dale W. Phillips
                                    ------------------------------------------
                                                 Dale W. Phillips
                                         Member Administrative Committee



                                       2

                         ILLINOIS CENTRAL CORPORATION

                   SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN



                                   FORM 11-K



                      Financial Statements and Schedules


                    Years Ended December 31, 1993 and 1992



                                      F-1

                         ILLINOIS CENTRAL CORPORATION

                   Supplemental Retirement and Savings Plan


             INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS


Financial Statements and Schedules:

  Independent Auditors' Report...................................  F-3

  Statements of Financial Position as of
    December 31, 1993 and 1992...................................  F-4 to F-5

  Statements of Income and Changes in Plan Equity for
    the years ended December 31, 1993 and 1992...................  F-6 to F-7

  Notes to Financial Statements..................................  F-8 to F-11

  Schedule I - Assets Held For Investment Purposes
    at December 31, 1993.........................................  F-12 to F-18

  Schedule II - Reportable Transactions for the
    year ended December 31, 1993.................................  F-19 to F-20

Exhibit:

  Exhibit 23: Independent Auditors' Consent......................  E-1

                                      F-2

                         Independent Auditors' Report


The Administrative Committee
Illinois Central Corporation
Supplemental Retirement and Savings Plan:

We have audited the accompanying statements of financial position of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1993 and 1992, and the results of its operations and the changes in its plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and results of operations and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ KPMG PEAT MARWICK

Chicago, Illinois
June 13, 1994

                                      F-3

                         ILLINOIS CENTRAL CORPORATION
                   SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                        STATEMENT OF FINANCIAL POSITION

                               DECEMBER 31, 1993


                                                                           Investment Funds
                                              -----------------------------------------------------------------------------
                                               Illinois
                                               Central
                                                Corp.        Whitman       Pet
                                  Total       Stock Fund   Stock Fund   Stock Fund   Diversified      Fixed       Balanced
                                -----------   ----------   ----------   ----------   -----------   -----------   ----------
Assets:
  Investment at Fair Value      $46,967,021   $7,224,723     $    0       $    0     $8,374,628    $28,726,162   $2,641,508
  Dividends Receivable               48,339       42,054          0            0          6,285              0            0
  Accrued Interest Receivable        63,552           50          0            0          2,266         61,216           20
  Income Receivable                  (3,750)           0          0            0         (3,750)             0            0
  Contribution Receivable
    Employer                         22,911        4,446          0            0          5,747         10,832        1,886
    Employee                         68,865       13,043          0            0         17,530         32,431        5,861
  Cash and Cash Equivalents         891,573           11          0            0        891,521             41            0
                                -----------    ----------    ------       ------     ----------    -----------   ----------
  Total Assets                  $48,058,511    $7,284,327    $    0       $    0     $9,294,227   $28,830,682    $2,649,275
                                ===========    ==========    ======       ======     ==========   ===========    ==========

Liabilities and Plan Equity:
  Liabilities:
  Distributions Payable to
    Participants                $   359,075    $    6,539    $    0       $    0     $    2,637   $   349,899    $        0
  Accrued Expenses                    8,917         1,266         0            0          1,774         5,387           490
  Interfund Transfers                     0        (9,527)        0            0          3,101             0         6,426
                                -----------    ----------    ------       ------     ----------   -----------    ----------
  Total Liabilities                 367,992        (1,722)        0            0          7,512       355,286         6,916
  Plan Equity                    47,690,519     7,286,049         0            0      9,286,715    28,475,396     2,642,359
                                -----------    ----------    ------       ------     ----------   -----------    ----------
  Total Liabilities and
    Plan Equity                 $48,058,511    $7,284,327    $    0       $    0     $9,294,227   $28,830,682    $2,649,275
                                ===========    ==========    ======       ======     ==========   ===========    ==========

                See accompanying Notes to Financial Statements.

                                      F-4

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                        STATEMENT OF FINANCIAL POSITION

                               DECEMBER 31, 1992


                                                                    Investment Funds
                                --------------------------------------------------------------------------------------
                                               Ilinois
                                               Central
                                                 Corp.     Whitman       Pet
                                  Total       Stock Fund  Stock Fund  Stock Fund  Diversified    Fixed       Balanced
                                -----------   ----------  ----------  ----------  -----------  -----------  ----------
Assets:
   Investment at Fair Value     $38,288,466  $2,132,285   $4,051,132  $5,052,026  $        0   $25,224,021  $1,829,002
   Securities Sold Receivable     7,655,656           0            0           0   7,655,656             0           0
   Dividends Receivable              51,631      12,977       17,852      20,802           0             0           0
   Accrued Interest Receivable          248          20           34          11          47           118          18
   Contribution Receivable:
     Employer                        20,958       2,852            0           0       4,646        10,825       2,635
     Employee                        62,401       8,527            0           0      14,433        31,754       7,687
   Cash and Cash Equivalents          4,177           8        2,952         909           0           308           0
                                -----------  ----------   ----------  ----------  ----------   -----------  ----------
   Total Assets                 $46,083,537  $2,156,669   $4,071,970  $5,073,748  $7,674,782   $25,267,026  $1,839,342
                                ===========  ==========   ==========  ==========  ==========   ===========  ==========

Liabilities and Plan Equity:
   Liabilities:
   Distributions Payable to
     Participants               $ 1,280,343  $        0   $  372,265  $  440,611  $  287,830   $   178,137  $    1,500
   Accrued Expenses                  23,465       1,066        1,998       2,852       3,768        12,867         914
                                -----------  ----------   ----------  ----------  ----------   -----------  ----------

   Total Liabilities              1,303,808       1,066      374,263     443,463     291,598       191,004       2,414
   Plan Equity                   44,779,729   2,155,603    3,697,707   4,630,285   7,383,184    25,076,022   1,836,928
                                -----------  ----------   ----------  ----------  ----------   -----------  ----------
   Total Liabilities and
     Plan Equity                $46,083,537  $2,156,669   $4,071,970  $5,073,748  $7,674,782   $25,267,026  $1,839,342
                                ===========  ==========   ==========  ==========  ==========   ===========  ==========

                See accompanying Notes to Financial Statements.

                                      F-5

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                          YEAR ENDED DECEMBER 31, 1993

                                                                            Investment Funds
                                             --------------------------------------------------------------------------------
                                              Illinois
                                               Central
                                                Corp.        Whitman       Pet
                                 Total       Stock Fund    Stock Fund   Stock Fund    Diversified    Fixed         Balanced
                               ----------    -----------   ----------   -----------   -----------  ----------     ---------

Investment Income:

  Dividends                    $   470,616   $  112,430   $    22,989   $    27,022   $  308,175   $         0   $        0
  Interest                       1,914,066        1,440           597           829       51,713     1,859,213          274
  Net Realized Gain (Loss)        (837,077)      12,225      (173,991)     (338,753)    (360,201)            0       23,643
  Net Unrealized Gain (Loss)     3,010,999    1,897,002             0             0      846,722             0      267,275
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
                                 4,558,604    2,023,097      (150,405)     (310,902)     846,409     1,859,213      291,192
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------

Contributions:

  Participants                   1,489,007      239,017             0             0      367,194       752,743      130,053
  Employers                        937,834      142,254             0             0      228,980       488,048       78,552
  Rollover                         471,028      336,114             0             0        4,317         7,680      122,917
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
                                 2,897,869      717,385             0             0      600,491     1,248,471      331,522
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
  Total Additions                7,456,473    2,740,482      (150,405)     (310,902)   1,446,900     3,107,684      622,714

Less:

  Participants' Distributions   (4,311,040)    (328,646)     (454,258)     (529,186)    (362,138)   (2,569,014)     (67,798)
  Administrative Expenses         (234,643)     (11,669)       (2,367)       (3,294)     (77,155)     (107,733)     (32,425)
  Interfund Transfers                    0    2,730,279    (3,090,677)   (3,786,903)     895,924     2,968,437      282,940
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
  Total Deductions              (4,545,683)   2,389,964    (3,547,302)   (4,319,383)     456,631       291,690      182,717
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------

Net Changes During Period        2,910,790    5,130,446    (3,697,707)   (4,630,285)   1,903,531     3,399,374      805,431

Plan Equity:

  At December 31, 1992          44,779,729    2,155,603     3,697,707     4,630,285    7,383,184    25,076,022    1,836,928
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
  At December 31, 1993         $47,690,519   $7,286,049   $         0   $         0   $9,286,715   $28,475,396   $2,642,359
                               ===========   ==========   ===========   ===========   ==========   ===========   ==========

                       See accompanying Notes to Financial Statements.

                                      F-6

                         ILLINOIS CENTRAL CORPORATION
                   SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                         YEAR ENDED DECEMBER 31, 1992

                                                                            Investment Funds
                                              -----------------------------------------------------------------------------
                                               Illinois
                                               Central
                                                Corp.      Whitman          Pet
                                   Total      Stock Fund  Stock Fund     Stock Fund   Diversified      Fixed      Balanced
                               -------------  ----------  -----------   -----------   -----------   ----------   ----------
Investment Income:
   Dividends                   $   689,280   $   32,403   $    81,369   $    85,148   $  490,347   $         0   $       13
   Interest                      1,919,860          538         1,403         2,049          499     1,915,134          237
   Net Realized Gain (Loss)       (595,886)      (4,409)       48,597      (633,645)     (32,089)            0       25,660
   Net Unrealized Gain (Loss)     (650,789)     188,006       354,688    (1,808,157)     619,718             0       (5,044)
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
                                 1,362,465      216,538       486,057    (2,354,605)   1,078,475     1,915,134       20,866
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
Contributions:
   Participants                  1,359,642      162,003             0             0      325,938       717,374      154,327
   Employers                       876,414       98,719             0             0      221,878       470,862       84,955
   Rollover                        128,568       56,412             0             0        2,573        11,921       57,662
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
                                 2,364,624      317,134             0             0      550,389     1,200,157      296,944
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
   Total Additions               3,727,089      533,672       486,057    (2,354,605)   1,628,864     3,115,291      317,810

Less:
   Participants' Distributions  (3,597,699)     (14,954)     (639,936)     (855,897)    (636,160)   (1,370,785)     (79,967)
   Administrative Expenses        (200,706)      (4,182)      (15,150)      (22,624)     (23,045)     (110,676)     (25,029)
   Interfund Transfers                   0      997,555    (1,296,019)   (1,355,391)     121,280       976,220      556,355
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
   Total Deductions             (3,798,405)     978,419    (1,951,105)   (2,233,912)    (537,925)     (505,241)     451,359
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
Net Changes During Period          (71,316)   1,512,091    (1,465,048)   (4,588,517)   1,090,939     2,610,050      769,169

Plan Equity:
   At December 31, 1991         44,851,045      643,512     5,162,755     9,218,802    6,292,245    22,465,972    1,067,759
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
   At December 31, 1992        $44,779,729   $2,155,603   $ 3,697,707   $ 4,630,285   $7,383,184   $25,076,022   $1,836,928
                               ===========   ==========   ===========   ===========   ==========   ===========   ==========

                See accompanying Notes to Financial Statements.

                                      F-7

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992


(1)  DESCRIPTION OF PLAN

The following brief description of the Illinois Central Corporation Supplemental Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established effective January 1, 1989 and replaced the Supplemental Retirement and Savings Plan for Whitman Corporation (Predecessor Plan) for the benefit of eligible employees of Illinois Central Railroad Company (the Company) as a result of Whitman Corporation's spin-off of the common stock of Illinois Central Transportation Company (ICTC) to its shareholders. The Company is the surviving corporation in the merger of ICTC into the Company. The Plan covers all full-time, salaried, non-union employees of the Company. Full-time eligible employees may participate on the first day of the calendar month coinciding with or next following the first day of employment. Part-time eligible employees may participate once they have completed certain employment requirements. A Yardmaster or Dispatcher employed by the Company is only entitled to participate with respect to the Employer Supplemental Contributions. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants, except Yardmasters and Dispatchers, may elect to make contributions to the Plan through periodic payroll deductions in amounts ranging from 2% to 15% of each participant's base salary, in 1% increments. The total pre-tax contributions by a participant are limited to the lesser of $8,994 in 1993 and $8,728 in 1992 (subject to adjustments to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or 15% of the participant's salary during any calendar year. Contributions to the Plan on behalf of the participants are made by the Company in lieu of an equal amount of salary.

The Company contributes an amount equal to 50% of each participant's contributions up to the first 6% of salary (a maximum Company contribution of 3% of salary).

In addition, the Company makes supplemental contributions of 2% of salary on behalf of all eligible employees of the Company including Yardmasters and Dispatchers, whether they contribute to the Plan or not.

                                      F-8

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED


INVESTMENT OF CONTRIBUTIONS

The Plan permits participants to invest their own contributions, the Company's matching and the supplemental contributions in the following investment funds: the Illinois Central Corporation Stock Fund, the Diversified Fund, the Fixed Fund and the Balanced Fund. Participants may choose to invest in one or more funds in multiples of 10%. Prior to January 1, 1993, the Diversified Fund invested in the Windsor Investment Fund managed by the Vanguard Group of investment companies. The investment in the Windsor Fund was sold on December 31, 1992 and was reflected as a receivable in the December 31, 1992 financial statements. Beginning January 1, 1993, the Diversified Fund invests in an investment fund managed by Sirach. The fund is primarily invested in common stocks. The Fixed Fund invests in the LaSalle National Pooled Investment Fund and annuity contracts issued by John Hancock Mutual Life Insurance Company. The Balanced Fund is managed by Equity Capital Management Corporation and invests in the Equitable Investment Fund, which invests in common stocks and other equity-type securities, longer term fixed income securities, publicly traded debt securities and short term money market instruments.

Effective March 31, 1991, Whitman Corporation spun-off to its shareholders its subsidiary, Pet, Inc. At that time, the Plan was amended to establish a closed fund to accept Pet shares issued at the time of the spin-off. Participants were not permitted to make additional contributions to this fund nor the Whitman Stock Fund.

On July 1, 1993, the Whitman and Pet stock funds were liquidated and participants elected a transfer to any of the other funds. Participants who did not elect a transfer had their Whitman and Pet balances transferred to the Illinois Central Corporation Stock Fund.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, all of the Company's contributions, and an allocation of earnings. Allocated earnings are based on the participant's account balances at the time of allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested 100% in the entire amount in their account.



                                      F-9

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive the value of his or her account in either a lump-sum payment, in annual installments over a period of up to 15 years, or in the form of an immediate or deferred annuity.

EXPENSES

Administrative expenses for maintenance of Plan financial records, participant statements, service fees on insurance contracts, trustee fees, and accounting fees are paid from Plan assets. All other administrative expenses of the Plan are paid by the Company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment are stated at fair value. Quoted market prices are used to value the stock and mutual funds. The fixed income fund is valued at cost plus accumulated interest, which approximates market.

Purchases and sales of securities are recorded on a trade-date basis.

The Plan considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

(3) FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the Internal Revenue Service, dated January 4, 1990, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore the related trust is exempt from tax under Section 501(a) of the Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.



                                      F-10

                         ILLINOIS CENTRAL CORPORATION
                   SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

(4) INVESTMENTS

Except for its Balanced Fund, and Fixed Fund, the Plan's investments are held by Continental Illinois National Bank, Trustee of the Plan. The following table presents the fair values of the Plan's investments.

                                          December 31, 1993      December 31, 1992
                                        ---------------------  ---------------------
                                          Number       Fair      Number       Fair
                                        of Shares     Value    of Shares     Value
                                        ---------  ----------  ---------  ----------
Investments at Fair Value as
 Determined by Quoted Market Price:

 Illinois Central Corporation
 Stock Fund...........................   201,386    7,224,723    87,032   $2,132,285
 Whitman Stock Fund...................         0            0   274,653    4,051,132
 Pet Stock Fund.......................         0            0   297,178    5,052,026
 Sirach Diversified Fund..............   271,481    8,374,628         0            0
Investments at cost plus accumulated
 interest, which approximates fair
 value:

 LaSalle National Pooled Income
  Fund................................       N/A   19,553,599       N/A   $9,438,118
  John Hancock GAC# 5765..............       N/A            0       N/A    6,580,160
  John Hancock GAC# 6096..............       N/A    9,172,563       N/A    9,205,743

Investments at Fair Value as
 Determined by Estimated Market Price:

 Equitable Balanced Fund..............    30,770    2,641,508    24,098    1,829,002

                                      F-11


                                  SCHEDULE I

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1993


- - --------------------------------------------------------------------------
                                  PAR VALUE                       MARKET
 ASSET DESCRIPTION                 /SHARES         COST            VALUE
- - --------------------------------------------------------------------------
ABBOTT LABS COM                   4,000.00       109,000.00     118,500.00

ALLIEDSIGNAL INC COM
FORMERLY ALLIED SIGNAL            2,000.00       125,275.00     158,000.00

AMERICAN BARRICK RES CORP COM     4,000.00        58,300.00     113,500.00

AMERICAN PWR CONVERSION CORP
COM                               2,000.00        41,750.00      47,500.00

ARROW ELECTRS INC COM             3,000.00       101,531.25     125,250.00

CBS INC COM                         300.00        88,500.00      86,550.00

CENTEX CORP COM                   4,000.00       135,812.50     168,000.00

CENTRAL & SOUTH WEST CORP COM     5,000.00       163,625.00     151,250.00

CHEVRON CORP COM                  2,000.00       168,562.50     174,250.00

CHRYSLER CORP COM                 3,000.00       139,375.00     159,750.00


                See accompanying independent auditors' report.


                                     F-12


                                  SCHEDULE I

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1993

- - --------------------------------------------------------------------------
                                 PAR VALUE                       MARKET
   ASSET DESCRIPTION             /SHARES         COST            VALUE
- - --------------------------------------------------------------------------
CITICORP COM                      3,500.00      119,625.00      129,062.50
COMPUTER ASSOC INTL INC COM       4,000.00      134,437.50      160,000.00
DANA CORP COM                     2,000.00      109,000.00      119,750.00
DEERE & CO COM                    1,500.00      105,875.00      111,000.00
ECHLIN INC COM                    4,400.00      112,043.30      146,300.00
EL PASO NAT GAS CO COM NEW        4,500.00      148,875.00      162,000.00
ENRON CORP COM                    6,000.00      140,700.00      174,000.00
ENTERGY CORP COM                  4,000.00      140,750.00      144,000.00
(C29364G103)
EQUITABLE FDS BALANCED FD        30,770.34    2,126,426.26    2,641,508.02
ERICSSON L M TEL CO ADR CL B
SEK 10                            1,600.00       70,637.50       64,600.00

                 See accompanying independent auditors' report.


                                      F-13

                                  SCHEDULE I

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1993

- - ----------------------------------------------------------------------
                               PAR VALUE                      MARKET
   ASSET DESCRIPTION           /SHARES         COST           VALUE
- - ----------------------------------------------------------------------
EXXON CORP COM                 1,700.00     113,387.50    107,312.50

FEDERAL EXPRESS CORP COM         900.00      63,900.00     63,787.50

FED NATL MTG ASSN COM          1,500.00     116,500.00    117,750.00

FIRST DATA CORP COM            3,000.00     102,550.00    122,250.00

FIRST FINL MGMT CORP COM       3,000.00     134,675.00    170,250.00

FORD MTR CO DEL COM              700.00      43,925.00     45,150.00

FRANKLIN RES INC COM           3,000.00     125,375.00    137,625.00

GENENTECH INC COM
REDEEMABLE                     1,000.00      47,000.00     50,500.00

GENERAL INSTR CORP NEW COM     1,000.00      36,875.00     56,500.00

GENERAL MTRS CORP CL H         1,200.00      46,800.00     46,800.00


                See accompanying independent auditors' report.


                                     F-14


                                  SCHEDULE I

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1993


- - ------------------------------------------------------------------------
                                 PAR VALUE                   MARKET
  ASSET DESCRIPTION              /SHARES        COST         VALUE
- - ------------------------------------------------------------------------
GOODYEAR TIRE & RUBR CO COM       2,000.00      85,187.50      91,500.00
HASBRO INC COME                   2,000.00      72,000.00      72,500.00
ILLINOIS CENT CORP COM SER A    201,386.00   4,860,026.58   7,224,722.74
LILLY ELI & CO COM                1,000.00      57,750.00      59,375.00
LORAL CORP COM                    1,500.00      54,868.50      56,625.00
MCCAN CELLULAR COMMUNICATIONS
INC CL A                          1,900.00      79,043.60      95,950.00
MERRILL LYNCH & CO INC COM        1,000.00      34,562.50      42,000.00
MICRON TECHNOLOGY INC COM         1,000.00      51,375.00      46,500.00
NORWEST CORP COM                  4,000.00      84,300.00      97,500.00
PACTEL CORP COM                   2,000.00      50,000.00      49,750.00
PENNEY J C INC COM                3,500.00     144,611.25     184,187.50

                 See accompanying independent auditors' report.


                                      F-15

                                  SCHEDULE I

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1993

- - -------------------------------------------------------------------------------
                                  PAR VALUE                           MARKET
 ASSET DESCRIPTION                 /SHARES             COST            VALUE
- - -------------------------------------------------------------------------------
PERRIGO CO COM                     5,000,00         106,750.00       171,250.00
PRICE/COSTCO INC COM               5,000.00          92,750.00        96,250.00
PRIMERICA CORP NEW COM
N/C TRAVELERS INC COM
SEE CUSIP #894190107               4,000.00          97,800.00       155,500.00
PROGRESSIVE CORP OHIO COM          3,000.00          87,450.00       121,500.00
REGIS FD INC SPL EQUITY
PORTFOLIO                        113,881.26       1,863,505.90     1,932,565.13
SCHERING PLOUGH CORP COM           2,800.00         187,050.00       191,800.00
SENSORMATIC ELECTRS CORP COM       6,000.00         152,000.00       207,750.00
SHAM INDS INC                      2,000.00          47,500.00        51,000.00
SOUTHWESTERN BELL CORP COM         4,500.00         167,100.00       186,750.00


                See accompanying independent auditors' report.


                                     F-16

                                  SCHEDULE I

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1993

- - ---------------------------------------------------------------------
                                    PAR VALUE                MARKET
     ASSET DESCRIPTION              /SHARES       COST       VALUE
- - ---------------------------------------------------------------------
SPRINT CORP COM                      3,500.00  108,500.00  121,625.00

STANDARD FED BK TROY MICH COM        4,000.00   94,000.00  120,000.00

SUPERIOR INDUS INTL INC COM          1,200.00   46,650.00   51,300.00

TEXAS INSTRS INC COM                 2,100.00  137,162.50  133,350.00

TEXTRON INC COM                      1,800.00  103,000.00  104,850.00

UNUM CORP COM                        2,000.00  108,112.50  105,000.00

VODAFONE GROUP PLC SPONSORED ADR     1,100.00   88,761.20   98,175.00

WASHINGTON FEDERAL SVGS COM
FORMERLY WASHINGTON FED SVGS & LN
ASSN SEATTLE COM                     5,900.00  150,100.00  154,138.50

WASHINGTON MUT SVGS BK SEATTLE COM   6,000.00  128,050.00  144,750.00

                 See accompanying independent auditors' report.

                                      F-17

                                  SCHEDULE I

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1993

- - ----------------------------------------------------------------------------
                                PAR VALUE                         MARKET
   ASSET DESCRIPTION            /SHARES            COST           VALUE
- - ----------------------------------------------------------------------------

JOHN HANCOCK GAC #6096
DUE: 12/29/1996                 9,172,563.00    9,172,563.00    9,172,563.00

LASALLE NATL POOLED INCOME     19,553,599.00   19,553,599.00   19,553,599.00
                                               -------------   -------------
PLUS FUND

TOTAL ASSETS                  Not Applicable  $43,237,217.34  $46,967,021.39

                 See accompanying independent auditors' report.

                                      F-18

                                  SCHEDULE II

                            REPORTABLE TRANSACTIONS

                         YEAR ENDED DECEMBER 31, 1993

Individual Transactions
- - -----------------------------------------------------------------------------------------
                            SALE/PURCHASE                        NET GAIN/
 SECURITY DESCRIPTION       PRICE          EXPENSES     COST       LOSS     CURRENT VALUE
- - -----------------------------------------------------------------------------------------
PURCHASES
- - ---------

CONTINENTAL SHORT-TERM
INVESTMENT FUND             7,655.666.14     0.00   7,665,666.14   0.00     7,655,666.14

LASALLE NATIONAL POOLED
INCOME PLUS                 7,141,850.48     0.00   7,141,850.48   0.00     7,414,850.48

                 See accompanying independent auditors' report.

                                      F-19

                            SCHEDULE II (CONTINUED)

                            REPORTABLE TRANSACTIONS

                         YEAR ENDED DECEMBER 31, 1993

Series of Transactions
- - ---------------------------------------------------------------------------------------
                           SALE/PURCHASE                        NET GAIN/
   SECURITY DESCRIPTION     PRICE         EXPENSES     COST       LOSS    CURRENT VALUE
- - ---------------------------------------------------------------------------------------
SALES
- - -----

ILLINOIS CENTRAL CORP
 COMMON SERIES A               124,306        206       99,058     25,023     124,306

PET INC. NEW COMMON          4,316,134     13,625    2,208,363  2,121,396   4,316,134

WHITMAN CORP COMMON          3,553,629      7,750    1,190,135  2,371,244   3,553,629

CONTINENTAL SHORT-TERM
  INVESTMENT FUND           19,734,279       0.00   18,734,279       0.00  19,734,279

LASALLE NATIONAL POOLED
  INCOME PLUS                1,762,418       0.00    1,762,418       0.00   1,762,418

PURCHASES
- - ---------

ILLINOIS CENTRAL CORP
  COMMON SERIES A            3,503,376      8,722    3,512,098       0.00   3,503,376

PET INC NEW COMMON             109,286        387      109,673       0.00     109,286

WHITMAN CORP COMMON             98,835        395       99,230       0.00      98,835

CONTINENTAL SHORT-TERM
  INVESTMENT FUND           20,625,126       0.00   20,625,126       0.00  20,625,126

LASALLE NATIONAL POOLED
  INCOME PLUS               11,877,898       0.00   11,877,898       0.00  11,877,898

                 See accompanying independent auditors' report.

                                      F-20

                                                                      Exhibit 23
                                                                      ----------



                         Independent Auditors' Consent



The Board of Directors
Illinois Central Corporation:

We consent to incorporation by reference in Registration Statement No. 33-36765 on Form S-8 of Illinois Central Corporation of our report dated June 13, 1994, relating to the statements of financial condition of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for the years then ended, which report appears in the December 31, 1993 annual report on Form 11-K of Illinois Central Corporation Supplemental Retirement and Savings Plan.


/s/ KPMG Peat Marwick



Chicago, Illinois
June 27, 1994

                                E-1


June 28, 1994

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

 RE: Form 11-K for the Illinois Central Corporation
     Supplemental Retirement and Savings Plan (File Number 1-10720)

Gentlemen:

Enclosed for filing pursuant to Section 15(d) of the Securities Exchange Act of 1934 in electronic format under EDGAR of the above mentioned Form 11-K for the fiscal year ended December 31, 1993. A manually signed copy has been sent to the New York Stock Exchange.

Very truly yours,



John V. Mulvaney
Controller